UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Molecular Insight Pharmaceuticals, Inc.

File No. 001-33284- CF#24363

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Molecular Insight Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2009, as amended on March 10, 2010.

Based on representations by Molecular Insight Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through August 6, 2014
Exhibit 10.4	through October 30, 2019
Exhibit 10.5	through September 1, 2019
Exhibit 10.6	through October 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel